SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)


                     Southwall Technologies
                        (Name of Issuer)

                        Common Stock
                 (Title of Class of Securities)

                          844909101
                         (CUSIP Number)

1.   Name of Reporting Person      Eaton Vance Management
                                   #04-3101341

2.   Check the appropriate
     Box if a Member of a Group    Group Disclaims

3.   SEC use only


4.   Citizenship or
     Place of Organization         Boston, Massachusetts

5.   Sole Voting Power

6.   Shared Voting Power           288,735 shares

7.   Sole Dispositive Power

8.   Shared Dispositive Power      288,735 shares

9.   Aggregate Amount
     Beneficially Owned by
     Each Reporting Person         288,735 shares

10.  Check Box if Aggregate
     Amount in Row 9 Excludes
     Certain Shares

11.  Percentage of Class
     Represented By Amount
     in Row 9                      4.18%

12.  Type of Reporting
     Person                        Investment Adviser (IA)



                   Amendment 2 to Schedule 13G


Item 1(a)Name of Issuer:

   Southwall Technologies

Item 1(b)Address of Issuer's Principal Executive Office:

   1029 Corporate Way, Palo Alto, CA 94303

Item 2(a)Name of Person Filing:

   Eaton Vance Management

Item 2(b)Address of Principal Business Office of Person Filing:

   24 Federal Street, Boston, Massachusetts 02110

Item 2(c)Citizenship:

   Boston, Massachusetts

Item 2(d)Title of Class of Securities:

   Common Stock

Item 2(e)CUSIP Number

   844909101

Item 3  Eligibility to File Schedule 13G:

Eaton Vance Management is an investment adviser registered under
Section 203 of the Investment Adviser Act of 1940, and acts as investment adviser for a group of investment companies registered under Section 8 of the Investment Company Act of 1940 and a variety of private investment accounts.

Item 4  Ownership:

   (a)  As of July 31, 1994

        By virtue of new Rule 13d-3(a)(2) under the Securities Exchange Act of 1934, Eaton Vance Management, in its capacity as investment adviser may be deemed the "beneficial owner" of 288,735 shares of the issuer's Common Stock (or 4.18% of the 6,910,000 shares believed to be outstanding), inasmuch as said investment adviser has investment power with respect to such shares.



   (b)  As of July 31, 1994:

        Eaton Vance Management has the shared power to vote or to direct the vote of 288,735 shares of the issuer's common stock and the shared power to dispose, or direct the disposition of 288,735 shares of the issuer's Common Stock, in its capacity as investment adviser.

The above shares are held in a private investment account for which Eaton Vance Management acts as investment adviser and on whose behalf holds the above security position at July 31, 1994.

Item 5  Ownership of Five Percent of Less of a Class:

This report is being filed to report the fact that as of July 31, 1994 Eaton Vance Management has ceased to be the beneficial owner of more than 5 percent of the common stock of Southwall
Technologies.

Item 6  Ownership of More than Five Percent on Behalf of Another
        Person:

   Not applicable

Item 7  Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company:

   Not Applicable

Item 8  Identification and Classification of Members of the Group:

   Not Applicable

Item 9  Notice of Dissolution of Group:

   Not applicable

Item 10 Certification:

   See below

This is Amendment No. 2 to Schedule 13G dated as of January 21,
1994 of Eaton Vance Management. All disclaimers set forth in the previous filings are incorporated herein by reference.

SIGNATURE


After reasonable inquiry and to the best of its knowledge and belief, Eaton Vance Management certifies that the information set forth in this Amendment is true, complete and correct.


EATON VANCE MANAGEMENT




Douglas C. Miller
Assistant Vice President


August 2, 1994